Banco Galicia [GRAPHIC OMITTED]
-------------------------------


               BANCO GALICIA ANNOUNCES AGREEMENT IN PRINCIPLE WITH
                           "AD HOC" STEERING COMMITTEE


BUENOS AIRES, November 25, 2003, Banco de Galicia y Buenos Aires S.A. (Buenos Aires Stock Exchange: GALI; "Banco Galicia") announced today that it has reached an agreement in principle with the members of the Ad Hoc Creditors' Steering Committee (the "Steering Committee") regarding the terms for the proposed restructuring of Banco Galicia's foreign debt governed by foreign law (the "foreign debt"), including its defaulted bonds.

The proposed restructuring is subject to a number of conditions, including approvals from the Central Bank of Argentina and other regulatory entities, acceptance by the holders of Banco Galicia's foreign debt, execution of documentation satisfactory to Banco Galicia and its creditors and other conditions.

On March 21, 2002, as a consequence of the financial crisis then engulfing the banking sector in Argentina, Banco Galicia filed the "Galicia Capitalization and Liquidity Plan" with the Central Bank of Argentina which was approved thereafter. Since then, Banco Galicia has completed all the restructuring requirements called for under the Plan, including the restructuring of its New York Branch's debt, with the sole remaining requirements being the restructuring of its foreign debt.

Founded in 1905, Banco Galicia is one of the largest private-sector banks in the Argentine financial system and a leading financial services provider in the country. As a universal bank, through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to more than 2.3 million customers, both individual and corporate.